Exhibit 6.1

EXECUTIVE EMPLOYMENT AGREEMENT

Landmark Bank N.A.

This Agreement is made and entered into as of the date last below written by and between Landmark Bank N.A., a national bank (“Bank”)

and Kevin D. Gibbens

(“Employee”), whose current residence address is set forth in Schedule 1 attached hereto.

WHEREAS, Bank is a national bank principally engaged in the business of operating banks and providing financial services and products; and

WHEREAS, Bank and Employee desire to establish or continue an employment relationship on certain terms and conditions to which they have agreed; and

WHEREAS, the parties desire to reduce their understandings concerning their employment relationship to this writing;

NOW, THEREFORE, for and in consideration of the premises and of the mutual covenants and promises herein contained, the adequacy of which is hereby acknowledged, Bank and Employee hereby agree as follows.

1. Purpose and Employment

The purpose of this Agreement is to define the relationship between Bank as an employer and Employee as an employee of Bank. Bank hereby continues to employ Employee, and Employee hereby accepts continued employment by Bank upon all of the terms and conditions herein set forth.

2. Duties and Position

Employee shall serve in the position and shall have the functions set forth in Schedule 1 attached hereto. However, Bank shall have the right to make such changes as it determines are appropriate with respect to Employee’s position and/or functions from time to time during the term of this Agreement.

In serving as an executive of Bank, Employee’s performance in that capacity shall be subject to review by the Board of Directors as well as by such other persons to whom Employee may report, as so designated by the Board of Directors. If Employee is serving at any time as an officer of Bank and for any reason Employee shall be removed as an officer by the Board of Directors, such removal shall be without prejudice to Employee’s contractual rights under this Agreement.

Executive Employment Agreement	Page 1
Kevin D. Gibbens

In the event that Employee shall from time to time serve Bank as a director or shall serve in any other office during the term of this Agreement, Employee shall serve in such capacity or capacities without further compensation, except to the extent determined otherwise by the Board of Directors of Bank.

Employee shall devote Employee’s entire working time, attention, and energies to the business of Bank, and shall not during the term of this Agreement be unreasonably engaged in any other business activity whether or not such business activity is pursued for gain, profit, or other pecuniary advantage; but this shall not be construed as preventing Employee from investing Employee’s assets in such form or manner as will not require any services on the part of Employee in the operation or affairs of the entities in which such investments are made or from engaging in such civic, charitable, or political activities as do not interfere with the performance of Employee’s duties hereunder.

Employee agrees to abide by Bank’s policies and procedures, including amendments to such policies and procedures, adopted by Bank from time to time. Employee further agrees to abide by the Articles of Incorporation and By-Laws of Bank and such reasonable rules and regulations as are adopted from time to time by the Board of Directors of Bank. All of such Articles, By-Laws, rules, and regulations are hereby incorporated herein by reference and are made a part of this Agreement.

3. Term of Employment

The term of Employee’s employment under this Agreement shall commence on the Effective Date set forth in Schedule 1 attached hereto, and shall continue for a period of one year (“Initial Term”), unless sooner terminated in accordance with the terms of this Agreement. Thereafter, this Agreement shall be renewed for successive additional one-year terms (“Renewal Terms”) on the same terms and conditions set forth herein, unless and until terminated in accordance with the terms of this Agreement.

4. Compensation

For all services to be rendered by Employee in any capacity hereunder, including any services as an officer and/or member of Bank’s Board of Directors, Employee shall be entitled to receive “Regular Compensation” in an amount determined in accordance with the provisions of Schedule 2 attached hereto. If a change in Regular Compensation is entered on Schedule 4 attached hereto and duly signed by the proper officers of Bank and by Employee, said entry shall constitute an amendment to this Agreement as of the date of said entry and, as of the Effective Date of Adjustment entered on said Schedule 4, shall supersede the Regular Compensation provided for above and any other change or changes in such Regular Compensation previously entered on said Schedule 4.

Executive Employment Agreement	Page 2
Kevin D. Gibbens

Regular Compensation shall be paid to Employee in monthly or such other installments as are consistent with Bank’s payroll policies for executive employees. In the event that Employee is employed pursuant to this Agreement for only a portion of any particular month, the amount of Employee’s Regular Compensation for that month shall be prorated on the basis of the actual number of days during such month that Employee’s employment under this Agreement was in effect.

Employee shall also be entitled to receive such Additional Compensation, if any, as may be provided for on Schedule 2 upon fulfilling the requirements therefor.

All payments of Regular and any Additional Compensation shall be less such amounts as are required to be withheld by law.

5. Bonus Compensation Programs

In addition to the Regular Compensation otherwise provided for herein, Employee shall be eligible to receive “Bonus Compensation” in such amounts determined in accordance with the provisions of Schedule 2 attached hereto. All bonuses payable to Employee shall be less such amounts as are required to be withheld by law.

6. Discretionary Bonuses

The Board of Directors of Bank may from time to time authorize payment to Employee of discretionary bonuses, but nothing in this Agreement shall be construed to entitle Employee to receive any discretionary bonuses that have not been formally declared. All discretionary bonuses payable to Employee shall be paid within two and one-half months of the end of the year to which they pertain and shall be less such amounts as are required to be withheld by law.

7. Fringe Benefits

During Employee’s employment by Bank pursuant to this Agreement, Employee shall receive the “Fringe Benefits” specified in Schedule 3 attached hereto, upon meeting eligibility requirements and subject to all rules and regulations adopted by Bank with respect to such benefits. Bank reserves the right to amend or terminate any fringe benefit program at any time and from time to time; and any such amendment or termination shall apply to Employee and shall affect the Fringe Benefits described in Schedule 3 hereto if such amendment or termination applies to other, similarly situated executives of Bank. Further, Bank may furnish such other benefits to Employee as Bank shall determine from time to time within its sole discretion to be in the best interests of Bank and Employee.

Executive Employment Agreement	Page 3
Kevin D. Gibbens

8. Working and Professional Facilities

Employee shall be provided with an office, books, and technical and administrative assistance, and such other facilities, equipment, supplies, and services as are suitable to Employee’s position and adequate for the performance of Employee’s duties. Bank shall pay Employee’s dues for membership in appropriate industry-related organizations, and such other organizations as may be determined by the Board of Directors to be in the best interests of Bank.

In the event that Employee shall furnish any books, office, equipment, or other property for Employee’s use or use by Bank which shall not be reimbursed or paid for by Bank, the same shall remain Employee’s individual property.

9. Business Expenses

Throughout the term of Employee’s employment hereunder, Bank shall reimburse Employee for all reasonable and necessary travel, entertainment, and other business expenses which may be incurred in direct connection with the performance of Employee’s duties in accordance with reasonable policies adopted from time to time by Bank concerning expense reimbursement for employees. Such expenses as are authorized for payment or reimbursement shall be paid for by Bank or reimbursed to Employee upon presentation to Bank of an itemized expense statement with respect thereto.

10. Meetings and Seminars

Employee is encouraged and is expected to attend educational seminars, professional meetings, trade shows, and conventions, and to freely participate in organized activities in Employee’s field, all in accordance with reasonable policies adopted from time to time by Bank. Reasonable and necessary costs of travel, tuition or registration, food, and lodging incurred in connection with attending such authorized activities shall be paid for by Bank.

11. Vacations, Holidays

Employee shall be eligible for vacation with pay during each fiscal year of Bank in accordance with Schedule 3 and the reasonable policies adopted from time to time by Bank; provided, however, that such vacation shall be taken by Employee at such time or times as do not conflict so far as reasonably practicable with Employee’s duties and responsibilities hereunder. Employee shall also be eligible for such holidays as are generally provided for Bank’s executive employees.

12. Sick Leave

Employee shall be eligible for a reasonable number of sick leave days with full pay during each year of this Agreement. Bank shall determine what is a reasonable number of days, and in doing so, shall take into account previous periods of disability, the number of sick leave days taken in the current year and preceding years, and other factors that are deemed pertinent.

Executive Employment Agreement	Page 4
Kevin D. Gibbens

13. Disability

Should Employee commence a Disability, as herein defined, for the period commencing on the sixth day of such Disability and ending on the 180th day of such Disability, Employee will be paid 60 percent of the cash portion of Employee’s Regular Compensation. Should such Disability continue beyond the first 180 days, Employee’s employment hereunder shall automatically terminate and Bank shall have no further obligations to Employee except as expressly provided for elsewhere herein. After any such Termination of Employment, Employee may apply for such benefits for which Employee is eligible and qualifies under any disability insurance plan or policy maintained by Bank.

Employee shall be deemed to have a “Disability” if (a) Employee is unable to perform the essential functions of his or her employment position, with or without reasonable accommodation or (b) Employee cannot perform the essential functions of Employee’s employment position without an accommodation that would be an undue hardship for Bank to provide, in either case by reason of physical or mental impairment (temporary or permanent).

14. Termination of Employment

The phrase “Termination of Employment” shall mean that Employee has incurred a separation from service within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”) and the regulations thereunder. In this regard, a Termination of Employment will occur when Employee’s services to Bank (and any related entity which is a service recipient within the meaning of Section 409A) have permanently decreased to no more than 20 percent of the average level of bona fide services performed over the immediately preceding 36-month period.

Bank, by action of a majority of the Board of Directors, may terminate Employee’s employment at any time immediately upon written notice for “Cause.” As used herein, “Cause” shall mean:

i.	Failure of Employee to substantially perform his or her employment duties (other than by reason of Disability) after written notice thereof and, if such failure is amenable to cure within a reasonable period of time of not exceeding 30 days, after Employee has had such reasonable period of time to cure such failure; or

ii.	Employee has engaged in conduct that is or will likely be materially damaging or detrimental to Bank; or

Executive Employment Agreement	Page 5
Kevin D. Gibbens

iii.	Employee has acted with personal dishonesty in connection with the performance of his or her duties as an employee of Bank or breached his or her fiduciary duty to Bank; or

iv.	Employee has willfully violated any law, rule, or regulation (other than routine traffic violations or similar offenses), which is or will likely be materially damaging or detrimental to Bank; or

v.	Employee is convicted, or enters a plea of guilty or no contest to, a felony or to any other crime involving moral turpitude; or

vi.	Employee loses or has suspended any licenses or bonding required to perform Employee’s duties under this Agreement, or Employee is personally subject to a major disciplinary action by federal or state banking industry regulators which results in a ban of Employee from serving as an officer of a federally insured banking organization.

For purposes of defining Cause, no act or failure to act of Employee shall be considered “willful” unless it was done, or omitted to be done, by Employee not in good faith or without reasonable belief that the act or omission was in the best interest of Employer.

In the event of any such Termination of Employment for Cause by Bank, Bank shall be obligated only to: (i) continue to pay Employee the Regular Compensation due Employee under this Agreement up to the termination date stated in said written notice so long as Employee continues to be ready, willing, and able to perform all of Employee’s duties in accordance with this Agreement; (ii) pay Employee Bonus Compensation earned but unpaid as of the date of written notice by Bank terminating Employee’s employment for Cause; and (iii) pay Employee any unpaid discretionary bonus authorized or declared by Bank’s Board of Directors on or prior to the date of written notice by Bank terminating Employee’s employment for Cause.

In the event Bank, terminates Employee’s employment other than for Cause, which Bank, by action of a majority of the Board of Directors, may do at any time by giving at least 30 days prior written notice to Employee, and other than as the result of Employee’s death or Disability, Employee shall then be eligible to receive, subject to applicable withholding and in lieu of any other amounts or benefits that would or may accrue hereunder absent such Termination of Employment: (i) Employee’s theretofore unpaid Regular Compensation up to the termination date stated in said written notice so long as Employee continues to be ready, willing, and able to perform all of Employee’s duties in accordance with this Agreement; (ii) amounts of Bonus Compensation theretofore earned but unpaid; (iii) any declared but unpaid discretionary bonus for periods prior to the effective date of Termination of Employment; plus, so long as employee meets the conditions set forth below, (iv) “Severance Pay” in such amount and pursuant to such payment schedule as are specified in Schedule 2 attached hereto.

Executive Employment Agreement	Page 6
Kevin D. Gibbens

Notwithstanding any other provisions of this Agreement, Termination of Employment for any reason after Employee has attained Bank’s normal retirement age of 65 shall not require the payment of any Severance Pay or Change in Control Compensation.

Employee may voluntarily terminate Employee’s employment pursuant to this Agreement upon the conditions and with the notices set forth below:

•	Without cause and at any time by giving at least 30 days prior written notice to Bank of Employee’s intention to terminate this Agreement.

•	In the event of a Change in Control (as herein defined) after which, within two years, Employee experiences a material diminution in Employee’s base compensation, or in Employee’s authority, duties, or responsibilities. Employee must provide notice to Bank of the existence of any such condition within 90 days of the initial existence of the condition, upon the notice of which Bank may remedy the condition within 30 days.

In the event of a voluntary Termination of Employment by Employee, Bank shall continue to pay Employee the Regular Compensation due Employee under this Agreement up to the termination date stated in Employee’s written notice so long as Employee continues to perform all of Employee’s duties in accordance with the terms of this Agreement and so long as there is no earlier termination date under any notice given by Bank, Bank shall in such event also pay Employee: (i) any Bonus Compensation amounts earned but unpaid; and (ii) any unpaid discretionary bonus declared by Bank’s Board of Directors on or prior to the date of written notice by Employee terminating his employment. In the event of voluntary Termination of Employment by Employee following a Change in Control after which within two years, Employee experiences a material diminution in Employee’s base compensation, or in Employee’s authority, duties, or responsibilities, and Bank does not remedy the condition after receiving notice from Employee, Employee shall also receive the “Change in Control Compensation” specified in Schedule 2.

A “Change in Control” shall be deemed to have occurred if after the date hereof: (i) Marquis C. Landrum, the descendants of Marquis C. Landrum, and persons and entities who are affiliates of Marquis C. Landrum or his descendants cease to collectively be the beneficial owners, directly or indirectly, of securities of Bank representing 50 percent or more of the combined voting power of Bank’s then outstanding voting securities; or (ii) the shareholders of Bank approve a plan of complete liquidation of Bank or an agreement for the sale or disposition by Bank of all or substantially all of Bank’s assets to an unrelated third party.

Executive Employment Agreement	Page 7
Kevin D. Gibbens

As used herein, an “affiliate” of a party is any person or entity (i) controlling, (ii) controlled by, or (iii) under common control with such party, any person serving such party as an employee, independent contractor, advisor, or consultant, or the estate or trust of a deceased or disabled person.

As used herein, “beneficial owner” means any person (i) who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares voting power, which includes the power to vote or direct the voting of, voting securities of Bank; and/or (ii) who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares investment power, which includes the power to dispose or direct the disposition of, voting securities of Bank; and/or (iii) for whose sole or shared benefit such voting securities are held in trust or in another fiduciary capacity. All voting securities of Bank, regardless of the form which such beneficial ownership takes, shall be aggregated in calculating a person’s beneficial ownership. Moreover, a person shall be deemed to be the beneficial owner of voting securities of Bank if that person has the right to acquire beneficial ownership of such voting securities within 60 days after the date on which such person’s beneficial ownership of voting securities is being determined, including but not limited to any right to acquire: (a) through the exercise of any option, warrant, or right; (b) through the conversion of a security; (c) pursuant to the power to revoke a trust, discretionary account, or similar arrangement; or (d) pursuant to the automatic termination of a trust, discretionary account, or similar arrangement; provided, however, any person who acquires a security, power, or right set forth above with the purpose or effect of causing a Change in Control or of influencing the control of Bank, or in connection with or as a participant in any transaction having such purpose or effect shall be deemed, immediately upon acquisition of such security, power, or right, to be the beneficial owner of such of the voting securities of Bank which may be acquired through the exercise or conversion of such security, power, or right. Any voting securities of Bank which are subject to such options, warrants, rights, or conversion privileges shall be deemed to be outstanding for the purpose of computing the percentage of outstanding voting securities of Bank of which such person is the beneficial owner.

As used herein, “voting securities” means shares of stock or other securities which entitle the holder to vote in the election of directors of Bank.

In the event of Employee’s Termination of Employment as specified herein, either (i) by Bank without Cause prior to Employee’s attainment of age 65; or (ii) by Employee after a Change in Control after which Employee experiences a material diminution in Employee’s base compensation, or in Employee’s authority, duties, or responsibilities, and Bank does not remedy the condition after receiving notice from Employee, then in such event, Bank will pay to Employee, in the manner specified below, an amount equal to the difference between (A)

Executive Employment Agreement	Page 8
Kevin D. Gibbens

what employee would have received under the Company’s Amended and Restated Equity Participation Plan, had Employee been fully vested at the time of Termination of Employment, less (B) the amount Employee is actually entitled to receive under the provisions of the Amended and Restated Equity Participation Plan, to the extent such amount does not exceed 6 months of the aggregate Cash Compensation paid by Bank to Employee during the 12 full calendar months prior to Employee’s Termination of Employment. Such payment will be made in 36 semi-monthly payments (such that the payments are made over an 18 month period), paid in accordance with Bank’s normal payroll procedures, and commencing within 60 days of the date of Employee’s Termination of Employment.

Notwithstanding anything herein to the contrary, for any period during which the United States Treasury holds a debt or equity interest in Bank acquired pursuant to the Troubled Assets Relief Program (“TARP”), if Employee is determined to be an employee covered by Section 280G(e) of the Internal Revenue Code, no Severance Pay or Change in Control Compensation may be paid hereunder (“TARP Restriction”). In the event Employee would be entitled to Severance Pay or Change in Control Compensation but for the TARP Restriction, Employee shall continue as a consultant as set forth in Schedule 2. In the event the TARP provisions are no longer applicable or in effect at the time of the event giving rise to Severance Pay or Change in Control Compensation, or the TARP Restriction then no longer exists, Employee may be entitled to the Severance Pay or Change in Control Compensation as applicable and in accordance with this Agreement and the consultancy set forth in Schedule 2 shall not apply or be available to Employee.

Further, as a condition of receiving the Severance Pay or Change in Control Compensation, Employee will be required to execute a standard release agreement in a form acceptable to Bank.

Following any notice of Termination of Employment (whether by Bank or voluntarily by Employee), Employee shall fully cooperate with Bank in all matters relating to the winding up of Employee’s pending work on behalf of Bank and the orderly transfer of any such pending work to such other employees of Bank as may be designated by the Board of Directors of Bank; and to that end Bank shall be entitled to such full-time or part-time services of Employee as Bank may reasonably require during all or any part of the period from the time of giving any such notice until the effective date of such Termination of Employment. In the event that Employee shall terminate Employee’s employment voluntarily and without cause, the period referred to in the preceding sentence shall be 30 days.

Employee’s employment hereunder shall terminate automatically upon the death of Employee. Employee’s employment hereunder shall terminate in the manner provided in that Section hereof entitled “Disability” in the event that Employee shall have a Disability and the conditions set forth in said Section occur. In the event Employee’s employment is terminated by reason of Employee’s death or Disability, Employee’s estate or Employee (as the case may

Executive Employment Agreement	Page 9
Kevin D. Gibbens

be) shall be eligible to receive: (i) any unpaid Regular Compensation that is due; (ii) amounts of Bonus Compensation earned but unpaid; and (iii) any unpaid discretionary bonus authorized or declared by Bank’s Board of Directors on or prior to the date of such Termination of Employment.

This Agreement may also be terminated by the mutual written agreement of the parties hereto upon such terms and conditions as they then establish.

Notwithstanding anything contained herein to the contrary, upon Employee’s termination of employment hereunder for any reason, so long as Employee has complied with all applicable notice requirements set forth in this Agreement, Employee shall be paid Employee’s accrued but unused vacation.

After any Termination of Employment hereunder, all compensation and amounts due to Employee with respect to work performed or expenses incurred prior to the date of Termination of Employment shall be reconciled with amounts due to Bank from Employee. Each party shall be entitled to offset against any amounts that may be due to the other party such amounts as are due from such other party to it or him. The parties shall proceed expeditiously to accomplish the foregoing, and the resulting amount due from one party to the other shall be paid promptly after it is determined.

15. Files and Records

All files, records, documents, reports, and so forth (including all copies thereof) concerning customers of Bank, including, without limitation, customers solicited or served by Employee during the term of this Agreement, as well as all other business, computer, and other records (whether on paper or other media) shall belong to and remain the property of Bank. Employee shall follow all lawful Bank policies and procedures regarding making, maintaining, altering, or destroying records.

16. Confidentiality, Noncompetition, and Nonsolicitation Agreement

Employee acknowledges and agrees that Employee and Bank have entered into a separate Confidentiality, Noncompetition, and Nonsolicitation Agreement dated October 10, 2002 (“Noncompetition Agreement”), the terms of which shall control with respect to the subject matter thereof. Except as set forth herein, the terms of the Noncompetition Agreement shall control with respect to the subject matter thereof.

Executive Employment Agreement	Page 10
Kevin D. Gibbens

Employee and Bank hereby agree to amend Section 3 of the Noncompetition Agreement entitled “Limitation on Competition” by deleting the first sentence of the Section in its entirety and replacing it with the following:

3. Limitation on Competition. It is specifically agreed that during the term of Employee’s employment with Employer (which shall include any period of a Consultancy Following Age 62 as set forth in Schedule 5 of Employee’s Executive Employment Agreement) and for a period of two years after the termination of such employment (which period shall include but not be limited to the period of any TARP Restriction Consultancy as set forth in Schedule 2 of Employee’s Executive Employment Agreement), Employee shall not directly or indirectly, own, manage, operate, control, advise, be employed by, or materially participate in, or be materially involved in any manner with the ownership, management, operation, or control of any business that competes directly, or in a material way indirectly, with any business then conducted by Employer or any of its affiliated companies or subsidiaries within 30 miles of any office of Employer located in Columbia, Missouri that is in operation on or prior to the date of Employee’s termination of employment (the “Geographic Restriction”). The foregoing Geographic Restriction shall not include Jefferson City, Missouri.

Employee and Bank further agree to amend Section 3 of the Noncompetition Agreement entitled “Limitation on Competition” by deleting the remaining paragraphs of the Section (starting with the second paragraph that begins, “For purposes of this Agreement, “Cause” shall mean ...) in their entirety.

Employee and Bank further agree to amend Section 4 of the Noncompetition Agreement entitled “Nonsolicitation of Customers” by deleting the first sentence of the Section in its entirety and replacing it with the following:

4. Nonsolicitation of Customers. It is specifically agreed that during the term of Employee’s employment with Employer (which shall include any period of a Consultancy Following Age 62 as set forth in Schedule 5 of Employee’s Executive Employment Agreement) and for a period of two years after the termination of such employment (which period shall include but not be limited to the period of any TARP Restriction Consultancy as set forth in Schedule 2 of Employee’s Executive Employment Agreement), Employee shall not, individually or collectively, as a participant in a partnership, sole proprietorship, corporation, limited liability company, or other entity, or as an operator, investor, shareholder, partner, director, employee, consultant, manager, or advisor of any such entity, or in any other capacity whatsoever, either directly or indirectly (i) solicit or accept any business from any Customer or assist any other entity in soliciting or accepting any business from any Customer, or (ii) request or advise any Customer to withdraw, curtail, or cancel any of such Customer’s business or other relationships with Employer.

Executive Employment Agreement	Page 11
Kevin D. Gibbens

Except as otherwise amended herein, the Noncompetition Agreement shall remain in full force and effect and there shall be no other amendments or modifications thereto.

17. Other Agreements between Bank and Employee

Such other arrangements, understandings, covenants, and promises as may exist between Bank and Employee as of the time this Agreement is entered into, if any, are described herein or set forth in Schedule 5 attached hereto.

18. Actual Default

In the event either party believes that the other party has failed to fulfill any of his or its obligations under this Agreement, the party aggrieved by such default shall give the other party written notice of such default specifying the nature thereof; provided, however, that this Section shall not be applicable in the case of any act or omission giving rise to a right on the part of Bank or Employee to terminate Employee’s employment under that Section hereof entitled “Termination of Employment” except where such right is specifically dependent on the existence of an Actual Default. If within 30 days after the giving of such notice, the alleged defaulting party has failed or refused to remedy such default, the party aggrieved by such alleged default may by notice in writing declare the alleged defaulting party to be in “Actual Default” of this Agreement and proceed in the manner otherwise provided for herein. The provisions of this Section are intended to provide a means whereby the party alleged to be in default under this Agreement will have an opportunity to cure any such alleged default before the aggrieved party shall be entitled to attempt to terminate this Agreement. The giving of such notice and the expiration of the 30-day period provided for herein shall not, however, prevent the alleged defaulting party from establishing that no default did in fact exist.

19. Binding Arbitration, Enforcement, Costs, Expenses, Jurisdiction

Except as otherwise provided for herein, any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration in accordance with the Rules of the American Arbitration Association, which arbitration shall be conducted in Columbia, Missouri, and the parties hereby agree to be bound by the results thereof. Each party shall promptly choose one arbitrator and a third arbitrator shall be chosen by the two arbitrators so chosen by the parties. A judgment upon any award rendered by a majority opinion of the arbitrators so chosen may be entered in any court having jurisdiction thereof.

Executive Employment Agreement	Page 12
Kevin D. Gibbens

Notwithstanding the foregoing, Employee specifically agrees that Bank shall be entitled to obtain specific performance and/or other appropriate equitable relief and may sue in any court of competent jurisdiction to enjoin any breach, threatened or actual, of the covenants and promises contained in the Noncompetition Agreement by and between Bank and Employee; and that, in connection with any such litigation, Bank may also sue to obtain damages for default under or breach of the provisions thereof—all without first initiating arbitration pursuant to this Section.

In order to induce Bank to employ or to continue to employ Employee, and in recognition that this Agreement was made and entered into in the State of Missouri, and that substantially all services to be rendered hereunder will be performed in the State of Missouri, Employee hereby agrees and consents with respect to any action brought pursuant to this Agreement as follows:

•	All such litigation shall be subject to the jurisdiction of any state or federal courts located in the State of Missouri as Bank and/or its successors and assigns designate, and in the absence of such designation, the situs of jurisdiction and venue shall be in any state court located in Boone County, Missouri or in the federal court for the Eastern District of Missouri.

•	Any of the foregoing courts shall have personal jurisdiction over Employee and jurisdiction over matters arising out of this Agreement, except with respect to proceedings to which the arbitration provisions contained herein shall apply.

•	If Employee is not then present in Missouri, Bank and/or its successors and assigns may obtain service of process pursuant to Missouri Supreme Court Rule 54.14 or any other rule or statute governing service of process outside the State of Missouri.

If either party shall commence a proceeding (whether in arbitration or in court) against the other to enforce and/or recover damages for breach of this Agreement, the prevailing party in such proceeding shall be entitled to recover from the other party all reasonable costs and expenses of enforcement and collection of any and all remedies and damages, or all reasonable costs and expenses of defense, as the case may be. The foregoing costs and expenses shall include reasonable attorneys’ fees.

20. Notices

For purposes of this Agreement, notices, demands and all other communications provided for herein shall be in writing and shall be deemed to have been duly given when delivered or (unless otherwise specified) when mailed by United States registered mail, return receipt requested, postage paid, addressed: if to Employee, at Employee’s current residence address as shown in Schedule 1, or such other address as Employee shall direct by written notice; and, if to Bank, at Bank’s principal offices.

Executive Employment Agreement	Page 13
Kevin D. Gibbens

21. General Provisions

Except for the Noncompetition Agreement and any other agreement described in Schedule 5 hereto, the terms of which shall control the subject matter thereof, this Agreement is the entire and only agreement between Bank and Employee concerning the subject matter hereof and supersedes any and all prior understandings or arrangements. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement.

No provisions of this Agreement may be modified, waived, or discharged unless such waiver, modification, or discharge is agreed to in writing signed by Employee and Bank. No waiver by either party hereto of any condition or provision of this Agreement to be performed by the other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No actions or positions taken by Bank with respect to any other employment agreement or situation shall serve as precedent under this Agreement; rather the rights of the parties shall be determined solely by reference to this Agreement and generally applicable legal principles.

Employee represents and warrants that the contents of any resume, employment application, or other item furnished by Employee to Bank in connection with the original or continued employment of Employee are true and correct in all material respects. It is understood that, consistent with Bank policy, breach of the foregoing constitutes grounds for Termination of Employment for Cause.

All of those provisions of this Agreement that require performance by either party following Termination of Employment hereunder shall survive any termination of this Agreement.

The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Missouri relating to contracts executed only by persons residing in Missouri or entities formed under Missouri law and to be performed entirely in Missouri.

The invalidity or unenforceability, in whole or in part, of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect. In addition, if any part hereof is found to be partially enforceable, then it shall be enforced to the fullest extent permitted by law. A court with jurisdiction over the matters in this Agreement shall have the authority to revise the language hereof to the extent necessary to make any such section or covenant of this Agreement enforceable to the fullest extent permitted by law.

As used herein the masculine gender includes the feminine gender.

Executive Employment Agreement	Page 14
Kevin D. Gibbens

The headings of each section herein are for convenience only and shall have no significance in the interpretation of this Agreement.

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute but one instrument.

Signature Page Follows

Executive Employment Agreement	Page 15
Kevin D. Gibbens

IN WITNESS WHEREOF, Bank has caused this Agreement to be executed by its duly authorized officers, and Employee has executed this Agreement, all as of the              day of August 24, 2010.

THIS CONTRACT CONTAINS A BINDING ARBITRATION PROVISION WHICH MAY BE ENFORCED BY THE PARTIES.

BANK:		LANDMARK BANK N.A.

	By	/s/ Mark C. Landrum
Mark Landrum, Chairman

ATTEST:

/s/ John Landrum
John Landrum, Vice Chairman

ATTEST:

/s/ David L. Nimmo
David Nimmo, Chairman, Board Compensation Committee

EMPLOYEE:		/s/ Kevin D. Giffens

Executive Employment Agreement	Page 16
Kevin D. Gibbens

SCHEDULE 1

This constitutes Schedule 1 to an Executive Employment Agreement (the “Agreement”) between Landmark Bank N.A., a national bank (“Bank”), and

Kevin D. Gibbens (“Employee”).

The current residence address of Employee is:

1700 Glenbrook Court

Columbia, Missouri 65203

The title of Employee’s position as of the Effective Date shall be President and Chief Executive Officer of Landmark Bank N.A. In that position, Employee’s job functions shall include the following:

Responsibility for the management of all aspects of Bank’s activities. Provide strategic and tactical leadership in establishing overall objectives, policies and plans by working with the executive management team and the Board of Directors in order to achieve long range goals and strategies.

The Effective Date of the Agreement shall be August 24, 2010.

INITIALS:	Bank

Employee

Executive Employment Agreement	Schedule 1
Kevin D. Gibbens

SCHEDULE 2

This constitutes Schedule 2 to an Executive Employment Agreement (the “Agreement”) between Landmark Bank N.A., a national bank (“Bank”), and

Kevin D. Gibbens (“Employee”).

Compensation

The Regular Compensation to be paid to Employee on an annual basis shall consist of “Cash Compensation” and on the basis defined below certain “Additional Compensation” and shall be as follows:

Cash Compensation: $275,000.00

Additional Compensation: Additional Compensation may include, but is not limited to, director fees from Bank so long as Employee is serving as a director of Bank. Bank also recognizes that Employee may receive director fees from related entities.

Bonus Compensation Program(s)

Employee shall be entitled to receive Bonus Compensation in accordance with such bonus compensation program(s) as may be in effect from time to time with respect to similarly situated executive employees of Bank and for which the Board of Directors of Bank has designated Employee as a participant. An example of the template for the Executive Bonus Program that is in effect as of the date of this Agreement is attached hereto as Exhibit A. It is understood and agreed that the Board of Directors of Bank has the continuing right to amend or terminate any existing bonus program and to adopt new bonus programs, and that any such amendment or adoption shall apply to Employee so long as the amendment or newly adopted program applies generally to substantially all executive employees of Bank.

In the event Employee receives a bonus at any time during which the United States Treasury owns a debt or equity interest in Bank acquired pursuant to TARP, and such bonus was based on materially inaccurate financial statements or any materially inaccurate performance criteria, Employee shall repay such bonus to Bank within 5 days of written notice from Bank.

Executive Employment Agreement	Schedule 2
Kevin D. Gibbens

Severance Pay

In the event Employee’s employment is terminated by Bank other than for Cause and other than as a result of Employee’s death or Disability, the “Severance Pay” payable to Employee shall be as follows:

Thirty-six semi-monthly payments (such that said payments will be made over an 18 month period), paid in accordance with Bank’s normal payroll procedures, each in an amount equal to one-twenty-fourth (1/24) of the aggregate Cash Compensation paid by Bank to Employee during the 12 full calendar months prior to the Employee’s Termination of Employment with Bank. Employee shall also be entitled to (i) if Employee elects COBRA coverage, Bank agrees to pay Employee’s COBRA premiums (including premiums for spouse and/or family coverage if elected by Employee) for 18 months (the “Benefit Continuation Period”). The foregoing notwithstanding, if Employee becomes employed at any time during the Benefit Continuation Period by an employer that offers group medical insurance coverage to its employees, when Employee becomes eligible for such coverage, the benefits provided under this paragraph shall cease. Employee shall promptly notify Bank of the name of Employee’s new employer upon acceptance of any subsequent employment and shall advise Bank as to whether and when such group medical benefits are available, (ii) transfer of title of company car used by Employee at the time of Termination of Employment to from Bank to Employee, and (iii) 18 months continuation of the following benefits set forth in Schedule 3: membership in the Country Club of Missouri, and, to the extent permitted by law and provided that it does not violate any then applicable nondiscrimination rules, an annual physical by a physician of Employee’s choice.

Change in Control Compensation

In the event of a voluntary Termination of Employment by Employee following a Change in Control after which within two years, Employee experiences a material diminution in Employee’s base compensation, or in Employee’s authority, duties, or responsibilities, and Bank does not remedy the condition after receiving notice from Employee as set forth in the Section entitled “Termination of Employment,” and provided that there is no TARP Restriction then in effect, Employee shall receive the following “Change in Control Compensation”:

Executive Employment Agreement	Schedule 2
Kevin D. Gibbens

Thirty-six semi-monthly payments (such that said payments will be made over an 18 month period), paid in accordance with Bank’s normal payroll procedures, each in an amount equal to one-twenty-fourth (1/24) of the aggregate Cash Compensation paid by Bank to Employee during the twelve (12) full calendar months prior to the Employee’s Termination of Employment with Bank. Employee shall also be entitled to (i) if Employee elects COBRA coverage, Bank agrees to pay Employee’s COBRA premiums (including premiums for spouse and/or family coverage if elected by Employee) for 18 months (the “Benefit Continuation Period”). The foregoing notwithstanding, if Employee becomes employed at any time during the Benefit Continuation Period by an employer that offers group medical insurance coverage to its employees, when Employee becomes eligible for such coverage, the benefits provided under this paragraph shall cease. Employee shall promptly notify Bank of the name of Employee’s new employer upon acceptance of any subsequent employment and shall advise Bank as to whether and when such group medical benefits are available, (ii) transfer of title of company car to from Bank to Employee, (iii) eighteen (18) months continuation of the following benefits set forth in Schedule 3: membership in the Country Club of Missouri, and (iv) to the extent permitted by law and provided that it does not violate any then applicable nondiscrimination rules, an annual physical exam by a physician of Employee’s choice.

TARP Restriction Consultancy

In the event Employee would be entitled to Severance Pay or Change in Control Compensation but for the TARP Restriction, Employee shall continue as a consultant to Bank for a period of two (2) years from the date of Employee’s qualifying termination on the terms and conditions described herein so long as Employee has not elected the “Consultancy Following Age 62” set forth in Schedule 5. During the period of the TARP Restriction Consultancy, Employee must continue to provide valuable input into the management and operation of Bank’s business (but without being required to hold the positions or fulfill the responsibilities described in Schedule 1 hereof). The Board of Directors of Bank shall have discretion to determine the areas in which Employee will continue to assist Bank and how much of Employee’s consulting effort will be devoted to each area.

During the period of the TARP Restriction Consultancy, Employee shall commit 50 percent of Employee’s full working time in effect immediately prior to the commencement of the TARP Restriction Consultancy to consulting activities. Employee’s compensation will be adjusted to 50 percent of the Cash Compensation in effect pursuant to this Agreement immediately prior to the time when the TARP Restriction Consultancy began. Employee shall continue to serve on the Board of Directors of Bank during the period of the TARP Restriction Consultancy, and Employee shall also be entitled to such compensation as is normally paid for director service and for committee service, if any.

Executive Employment Agreement	Schedule 2
Kevin D. Gibbens

It is intended that Bank will continue to provide full health and dental insurance coverage to Employee and his spouse and/or family and life insurance for Employee during the TARP Restriction Consultancy (until Employee and his spouse are eligible for coverage under Medicare); and that if Employee does not qualify for such continued coverage under Bank’s standard requirements, Bank will seek an appropriate accommodation from its insurance carriers; and that, if Employee and his spouse and/or family cannot be covered under Bank’s insurance plans, Bank will provide comparable insurance coverages for Employee and Employee’s spouse and/or family during the period of the TARP Restriction Consultancy. Employee will also be permitted to retain use of Employee’s Blackberry during the period of the TARP Restriction Consultancy.

Bank may terminate the TARP Restriction Consultancy at any time for Cause pursuant to Section 14 this Agreement. Employee may terminate the TARP Restriction Consultancy at any time during the two-year period. If Employee terminates the TARP Restriction Consultancy for any reason or obtains employment with any other entity during the TARP Restriction Consultancy, the TARP Restriction Consultancy shall immediately terminate and Bank shall have no obligation to make any further payments or provide any further benefits to Employee. Additionally, the restrictions set forth in the Noncompetition Agreement, as amended in this Agreement, shall remain in full force and effect.

In the event the TARP provisions are no longer applicable or in effect at the time of the event giving rise to Severance Pay or Change in Control Compensation, or the TARP Restriction then no longer exists, the TARP Restriction Consultancy shall not apply or be available to Employee.

INITIALS:	Bank

Employee

Executive Employment Agreement	Schedule 2
Kevin D. Gibbens

SCHEDULE 3

This constitutes Schedule 3 to an Executive Employment Agreement (the “Agreement”) between Landmark Bank N.A., a national bank (“Bank”), and

Kevin D. Gibbens (“Employee”).

Subject to the provisions of the Agreement, during Employee’s employment by Bank under this Agreement, Employee shall be entitled to the following Fringe Benefits:

(a)	A company car (Employee must track personal mileage and recognize income on the value of personal usage), including all costs of maintenance and insurance

(b)	A membership in the Country Club of Missouri (with dues paid by Bank)

(c)	A business expense account for business development

(d)	Health, dental, and life insurance

(e)	Participation in Bank’s Combined Benefit Plan (which has 401(k) and profit-sharing features). It is understood that the 401 (k) feature includes a match by Bank on Employee voluntary contributions of $0.50 on the dollar up to a contribution limit applicable to Employee and other similarly situated executive employees.

(f)	Participation in Bank’s Employee Stock Ownership Plan (ESOP)

(g)	Participation in Bank’s Equity Participation Plan

(h)	Four (4) weeks of vacation annually (of which up to two weeks may be carried over from one year to the next if unused)

(i)	Free bank services as offered to full-time bank employees

(j)	Survivor Benefit Agreement (respecting bank-owned life insurance on Employee)

INITIALS:	Bank

Employee

Executive Employment Agreement	Schedule 3
Kevin D. Gibbens

SCHEDULE 4

This constitutes Schedule 4 to an Executive Employment Agreement (the “Agreement”) between Landmark Bank N.A., a national bank (“Bank”), and

Kevin D. Gibbens (“Employee”).

Adjustments to Regular Compensation

Employee’s annual Regular Compensation shall be changed to the last such amount shown below as of the corresponding Effective Date of Adjustment.

Regular Compensation (Annual)	Effective Date of Adjustment	Initials of Bank Officer	Initials of Employee

$ 300,000	3-1-2011

$ 307,500	3-1-2012

$ 315,000	3-03-2013

$ 324,000	3-02-2014

$360,000	3-01-2015

$ 400,000	2-28-2016

INITIALS:	Bank

Employee

Executive Employment Agreement	Schedule 4
Kevin D. Gibbens

SCHEDULE 5

This constitutes Schedule 5 to an Executive Employment Agreement (the “Agreement”) between Landmark Bank N.A., a national bank (“Bank”), and

Kevin D. Gibbens (“Employee”).

Determinations Under This Agreement

All determinations by the Company with respect to (i) whether any Termination of Employment was with or without Cause and/or (ii) the setting of Employee’s annual goals and objectives for the purposes of measuring Employee’s performance and determining Employee’s compensation shall be made by the Company’s Board of Directors.

Consultancy Following Age 62

So long as Employee continues his full-time employment through the date Employee attains age 62, Employee may, at his option, elect (upon giving six months prior written notice to Bank) to continue to serve Bank as an employee for a period of up to three years (but not beyond age 65) providing consultancy services through which Employee can continue to provide valuable input into the management and operation of Bank’s business (but without being required to hold the positions or fulfill the responsibilities described in Schedule 1 hereof). Areas in which it is expected that employee can continue to assist Bank include:

•	Training successor managers

•	Training family successors

•	Capital planning

•	Investor relations and sales

•	Organizational structure

•	Business development

•	Evaluating business opportunities

•	Mergers and acquisitions

•	Site selection

•	Human relations and benefits

•	Executive compensation

•	Regulatory issues

•	Loan analysis and administration

•	Marketing

•	Management development, leadership, and team building

•	Accessing institutional knowledge

•	Service as a member of the Boards of Directors of Bank

Executive Employment Agreement	Schedule 5
Kevin D. Gibbens

The Board of Directors of Bank shall have discretion to determine how much of Employee’s consulting effort will be devoted to each of the foregoing areas.

Employee may choose to commit not less than 50 percent of what would have been his full working time to consulting activities. As such, Employee’s compensation will be adjusted to a level commensurate with his level of activity. If, for example, Employee chooses a 50 percent commitment to consultancy services, his base compensation for consulting would be 50 percent of the Cash Compensation in effect pursuant to this Agreement immediately prior to the time when his consultancy services began. Whenever Employee is providing consultancy services, he shall also be entitled to such compensation as is normally paid for director service and for committee service, if any.

It is intended that Bank will continue to provide full health and dental insurance coverage to Employee and his spouse and/or family and life insurance for Employee while Employee is providing consultancy services (until Employee and his spouse are eligible for coverage under Medicare); and that if Employee does not qualify for such continued coverage under Bank’s standard requirements, Bank will seek an appropriate accommodation from its insurance carriers; and that, if Employee and his spouse and/or family cannot be covered under Bank’s insurance plans, Bank will provide comparable insurance coverages for Employee and Employee’s spouse and/or family.

Bank will provide a furnished office with phone, computer, and related technology while Employee is providing consultancy services, although such furnished office may be offsite at the election of Bank. Bank will also provide the following benefits: (a) continued use of the company car used by Employee immediately prior to the time when Employee’s consultancy services began; (b) reasonable business-related dues, memberships, and expenses; (c) membership in the Country Club of Missouri; and (d) to the extent permitted by law and provided that it does not violate any then applicable nondiscrimination rules, an annual physical exam by a physician of Employee’s choice.

Bank and Employee agree to attempt in good faith to make mutually satisfactory arrangements consistent with the foregoing for such a continuing consultancy relationship, recognizing that neither is bound hereby to agree to any particular form or parameters of such a relationship. Although Employee may no longer be serving in the capacities originally intended under this Agreement, the terms of this Agreement (including the Termination of Employment, Severance Pay, and Change in Control Compensation provisions), as modified by this Schedule 5, shall continue in force until the cessation of Employee providing any consultancy services hereunder.

Executive Employment Agreement	Schedule 5
Kevin D. Gibbens

Other Agreements between Bank and Employee

It is understood that, in addition to the Noncompetition Agreement mentioned in Section 16 of this Agreement, the terms of (i) Bank’s Equity Participation Plan and of (ii) the Survivor Benefit Agreement between Bank and Employee have provisions that pertain to the subjects of noncompetition and/or nonsolicitation and/or confidentiality. Those provisions shall continue to apply and operate in accordance with their terms, and shall not be deemed to have been modified or amended by this Agreement, except as set forth specifically below.

INITIALS:	Bank

Employee

Executive Employment Agreement	Schedule 5
Kevin D. Gibbens

LANDMARK BANK

CEO Bonus Program

Kevin Gibbens

COMPENSATION HISTORY:

	2006	2007	2008	2009	Proposed 2010
Salary
Bonus
Bonus as % of salary
% salary increase

Overall Financial Plan Performance	Max. Payout
125%-115.1%	48.0%
115%-105.1%	44.0%
105%-95.1%	40.0%
95%-85.1%	36.0%
Below 85%	32.0%

Category	Max Bonus %	Achievement	Potential	Bonus Payout
I. Financial Performance:			40.0%

II. Objectives:			35.0%

III. Critical Job Dimensions (Subjective):			25.0%

(Creativity, Innovation, Work Ethic, Management Ability)

Total Payout %			100.0%

Current Year Salary (as of Dec 31)	$0

TOTAL PAYOUT				$0.00